April 13, 2006

VIA EDGAR TRANSMISSION

Jim B. Rosenberg, Esq.

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.
Form 10-K for Fiscal Year Ended June 30, 2005
Filed September 16, 2005
File No. 000-12607

Dear Mr. Rosenberg:

We have today electronically filed with the Securities and Exchange Commission on behalf of SunLink Health Systems, Inc. (the “Company”) this further response to your letter dated February 10, 2006 with respect to your review of certain items in the Company’s Form 10-K for the fiscal year ended June 30, 2005 and the telephone call from Keira Ino of your office. This letter will respond to each of your telephonic comments in the order in which they relate to the initial comments.

Allowance for Doubtful Accounts, page 36

2. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a.	Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, provide that fact and clarify how this affects your ability to estimate your allowance for bad debts.

b.	Please provide the amounts that are pending approval from third party payors, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, explain why this classification is appropriate, and provide the historical percentage of amounts that get reclassified into self-pay.

c.	Clarify the “collection efforts” you make in collecting accounts receivable before they are written off.

d.	Provide the day’s sales outstanding for each period presented. Explain the reasons for significant changes from the prior period.

On behalf of the Company, we can confirm to you that the Company will provide in future filings requiring disclosures of doubtful account information, the same information as included in the Company’s response letter of March 17, 2006, except that the Company proposes to present in the gross patients accounts receivable table the individual aging period information on a percentage of total AR basis rather than on an actual dollar basis. The Company proposes to do so because it believes the ability to see percentage changes over time will be more meaningful to investors. Accordingly the disclosure for June 30, 2005 would have appeared as follows:

a.

The approximate percentages of billed patient receivables are summarized as follows:

June 30, 2005
Medicare receivables	30.2%
Medicaid receivables	18.1
Commercial insurance receivables	27.6
Self-pay receivables (including co-payment and deductibles)	24.1

100.0%

The approximate percentages of billed patient receivables in summarized aging categories are as follows:

June 30, 2005
0 to 30 days	53.6%
31 to 60 days	17.1
61 to 90 days	7.6
91 to 120 days	6.3
120 to 150 days	4.7
Over 150 days	10.7

100.0%

b.

The gross patient accounts receivable shown in the above table are aged from the patient billing date and are grouped by classification of verified insurance coverage. Patients with either Medicare, Medicaid or commercial insurance are pre-certified at time of registration for service eligibility, but the patient service charges are not approved until the patient billing has been processed by the insurance provider. The classification of the patient’s receivable balance can change due to subsequent verification that the patient is eligible for Medicare or Medicaid coverage or if a portion of the patient’s bill is transferred to self-pay for a deductible or co-insurance portion for the services provided.

c.

Collection efforts begin at the time of patient registration. When a non-emergency patient presents to the facility for services, they will be requested to provide information that will enable the facility to bill the appropriate individual(s) and /or third party payers for the charges that will be incurred in connection with the services rendered.

Pre certification and verification of insurance benefits will take place on any service scheduled in advance of registration. If a co-payment or deductible is due, it is to be collected from the patient/guarantor at the time of registration.

Non-emergency patients who are not insured by a third party payer will be requested to make payment or payment arrangements at the time of registration. If the patient has little or no financial resources, a “Request for Uncompensated Services” form will be provided to the patient. This completed form along with proof of income will be utilized when assessing the corresponding account for Indigent or Charity adjustments.

Bills for all payers are issued three days from the date of discharge. Medicare, Medicaid and Commercial accounts are billed electronically. Procedures call for personnel in the respective hospital to contact third party payers within fifteen business days from date of billing for information on the status of the claim. Any additional information required by the third party payer in order to make payment, is provided at that time, or as promptly thereafter as is practicable. If necessary, hospital personnel contact the patient/guarantor to assist in this process.

All uninsured accounts and accounts with balances after third party payment(s) are outsourced for collection. Accounts are transferred weekly to one or more collection agencies. The collection agencies typically utilize telephone calls and letters to seek collection of these accounts. After 120 days, if no payment or payment arrangement has been made, the account is returned to the Hospital facility to be evaluated for bad debt write off. The account will then usually be written-off as a bad debt at that time. Any account over 120 days old would have been previously provided for in our allowance for doubtful accounts.

d.

The days revenue in patient accounts receivable was 41 days at June 30, 2005 as compared to 40 days at June 30, 2004.

Earnings before Income Taxes, Interest, Depreciation and Amortization, page 41.

3. Item 10(e) of Regulation S-K allows the use of EBITDA for non-GAAP liquidity measures, but not for performance measures. If you intend to use EBITDA as a performance measure we believe you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. Please tell us how you have met this burden and provide us in disclosure type format the information as required under Item 10(e) of Regulation S-K. Refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measured (FAQ), particularly questions 8 and 15.

The Staff has asked why it is appropriate as a measure of liquidity to not include any allocation for corporate overhead. The Company believes inclusion of corporate overhead is inappropriate for several reasons. First, any allocation of corporate overhead among the hospitals would be entirely arbitrary, whether done on a pro rata basis or on percentage of relative revenue contribution basis.

Second, investors wish to assess liquidity before any allocation of overhead because they realize that the relationship between overhead and number of hospitals is non-linear and that corporate overhead expenses vary substantially from healthcare company to healthcare company. Accordingly, in assessing the potential impact of acquisitions and divestitures on a company’s ability to incur and service indebtedness, both management and investors realize that inclusion of arbitrary corporate overhead calculations would substantially reduce, if not totally eliminate, the utility of the EBITDA information as a liquidity measure with respect to the Company’s operations.

In the event the Staff still believes that inclusion of corporate overhead and an allocation thereof is necessary, the Company would propose to identify the allocation as a separate line item in its Adjusted EBITDA disclosure and footnote such disclosure to identify the basis of the allocation and to state management’s belief that such allocation is wholly arbitrary.

As per our conversation with Ms. Ino, we confirm on behalf of the Company, that it will refer to its EBITDA disclosure as “Adjusted EBITDA” in future filings.

Finally, based on the conversation with Ms. Ino, the Company will reconcile its EBITDA disclosure to what it concludes is the nearest GAAP measurement, which the Company advises us that it has continued to conclude is operating profit.

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP
Attorneys for SunLink Health Systems, Inc.

MTE:apm

cc:	Robert M. Thornton, SunLink
Howard E. Turner, Esq.